

Mail Stop 3561

May 26, 2006

Mr. Leonard H. Luner
Chief Executive Officer and Chief Financial Officer
Originally New York, Inc.
2505 Anthem Village Drive
Suite E-404
Henderson, NV 89052

> **Re:** **Originally New York, Inc.**
> **Form 10-QSB for the Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **File No. 0-50013**

Dear Mr. Luner:

      We have reviewed the responses in your letter filed on May 5, 2006 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-QSB for the Quarterly Period Ended September 30, 2005</u>

1.   We note that your Form 10-QSB for the period ended September 30, 2005 was not reviewed by an independent public accounting firm. Pursuant to Item 310(b) of Regulation S-B, all interim financial statements must be reviewed by an independent public accounting firm. As communicated to us by your external legal counsel, we understand that your Form 10-QSB for the period ended September 30, 2005 has since been reviewed by your new independent public accountants. However, you must file the following amendments to your Form 10-QSB to remedy the deficiently filed Form 10-QSB:

- File Amendment No. 1 to Form 10-QSB for the period ended September 30, 2005 with the financial statements clearly labeled as not having been reviewed by an independent public accounting firm.

- File Amendment No. 2 to Form 10-QSB for the period ended September 30, 2005 removing the references to the financial statements that indicate that they have not been reviewed by an independent public accounting firm. Additionally, please include an explanatory paragraph in the beginning of your document to explain why this document is being amended. In the explanatory paragraph, please include a discussion of the lack of review, the reasons for the lack of review, how it has been remedied and whether or not there have been any changes to the document that arose as a result of the review by your independent public accounting firm.

Additionally, in both amendments, please ensure that you properly update the signature page and the certifications when filing the amendments.

*   *   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief

cc: Roland W. Day II
        Day & Campbell, LLP
        Fax: (949) 553-1544